SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              __________

                             SCHEDULE 13D
                            (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(a)

                   (Amendment No.           19   )1


                        Dole Food Company, Inc.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                               256605105
                            (CUSIP Number)

                            Roberta Wieman
                       10900 Wilshire Boulevard
            Los Angeles, CA 90024 Telephone (310) 824-1023
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           December 1, 1999
        (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                    (Continued on following pages)
                       (Page 1 of  7  Pages)
_______________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256605105               13 D              Page 2 of  7  Pages


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      DAVID H. MURDOCK

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                               (b) [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

      PF, BK, WC, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7     SOLE VOTING POWER

           13,164,862

     8     SHARED VOTING POWER

           None

     9     SOLE DISPOSITIVE POWER

           13,164,862

     10    SHARED DISPOSITIVE POWER

           None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,423,282

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                        [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      23.9%

14    TYPE OF REPORTING PERSON*

      IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 256605105               13 D              Page 3 of  7  Pages


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      FLEXI-VAN LEASING, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                               (b) [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

      n/a

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7     SOLE VOTING POWER

           None

     8     SHARED VOTING POWER

           None

     9     SOLE DISPOSITIVE POWER

           None

     10    SHARED DISPOSITIVE POWER

           None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                        [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



14    TYPE OF REPORTING PERSON*

      CO

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 256605105                              Page 4 of 7

This Schedule 13D, as previously amended, relating to the Common Stock of Dole Food Company, Inc. ("Dole"), is hereby further amended and (except for descriptions of past transactions, information no longer current and exhibits and schedules previously filed) restated to reflect the transfer of 1,240,310 shares, previously held by Flexi-Van Leasing, Inc., a wholly-owned entity, to the reporting person and to delete now irrelevant information concerning that entity.

Item 1.   Security and Issuer.

This Schedule relates to the Common Stock of Dole Food Company, Inc. ("Dole"), a Hawaii corporation, whose principal executive offices are located at One Dole Drive, Westlake Village, California 91362. On December 1, 1999, Dole had outstanding 55,835,218 shares of Common Stock, according to information provided by Dole as of such date.


Item 2.   Identity and Background.

This Statement is filed by David H. Murdock and Flexi-Van Leasing, Inc. ("Flexi-Van"). The business address of Mr. Murdock is 10900 Wilshire Boulevard, Los Angeles, California 90024. Mr. Murdock does business as Pacific Holding Company, a sole proprietorship of which Mr. Murdock is the sole proprietor. Mr. Murdock is a United States citizen.


Mr. Murdock is a Director, Chairman of the Board and Chief
Executive Officer of Dole, a producer and marketer of fresh fruit and vegetables, packaged foods and fresh flowers, and of Castle & Cooke, Inc., which owns, operates and develops residential and commercial real estate and resorts.

Mr. Murdock is the sole proprietor of a number of companies and sole shareholder of a number of corporations which are engaged in the businesses of commercial real estate development, financial investments, mining and processing nonmetallic aggregates, manufacturing vitrified clay products and warehousing operations with principal offices in Los Angeles, California. He also owns all of the outstanding stock of Flexi-Van.

Flexi-Van, a Delaware corporation, which is directly, wholly-owned by Mr. Murdock, leases chassis used in intermodal shipping. Mr. Murdock is a Director, Chairman of the Board and Chief Executive Officer of Flexi-Van. The business address of Flexi-Van is 251 Monroe Avenue, Kenilworth, New Jersey 07033.

Additional information concerning Flexi-Van and the executive officers and directors of Flexi-Van is set forth in Schedule A to Amendment 15 to this Schedule 13D filed March 15, 1999.

Item 3.   Source and Amount of Funds or Other Consideration.

The shares discussed in Item 5 below were acquired in exchange for a promissory note of the Murdock Trust. See Items 5 and 7 below.

CUSIP No. 256605105                              Page 5 of 7

Funds for the repayment of the unsecured, demand note are expected to be provided from the working capital and the borrowings of Pacific Holding Company ("PHC"), a sole proprietorship of which Mr. Murdock is the sole proprietor, and certain other entities controlled by Mr. Murdock. Mr. Murdock and entities controlled by him (including but not limited to the David H. Murdock Living Trust (the "Murdock Trust"), PHC and Flexi-Van) maintain lines of credit with several banks which were entered into in the ordinary course of business and are secured by collateral, including the shares of Common Stock of Dole reported herein.

Funds derived from working capital and lines of credit of entities controlled by Mr. Murdock, including PHC, Flexi-Van and the Murdock Trust, also may in the future be used for the purchase of additional securities of Dole.


Item 4.   Purpose of Transaction.

Mr. Murdock regards Dole stock as an attractive investment at the prices recently prevailing on the open market. Based on his continuing evaluation of Dole, alternative investment opportunities and all other factors deemed relevant, he may elect to sell his Dole shares or, assuming the availability of additional shares of Dole at prices regarded as acceptable, and subject to applicable law, he may elect to acquire additional shares of Dole for investment on the open market or in privately negotiated transactions.


Item 5.   Interest in Securities of the Issuer.

On December 1, 1999, Dole had outstanding 55,835,218 shares of
Common Stock, according to information provided by Dole.

On December 1, 1999, the Murdock Trust, a revocable trust of which Mr. Murdock is the settlor, sole trustee and sole beneficiary during his lifetime, acquired from Flexi-Van, in exchange for a demand promissory note of the Murdock Trust in the amount of $20,232,557, 1,240,310 shares of the Common Stock of Dole, previously reported as indirectly owned by Mr. Murdock, for $16.3125 per share. (See Item 7.) As a result of this transfer, Mr. Murdock now reports direct beneficial ownership of all 13,342,412 shares (approximately 23.8% of the outstanding shares) of Dole Common Stock previously reported as beneficially owned directly and indirectly through Flexi-Van, including 258,420 shares issuable upon exercise of Dole employee stock options exercisable at the time of or within 60 days of this filing. In addition, Mr. Murdock's reports but disclaims (as permitted by Rule 13d-4), indirect beneficial ownership of 80,870 shares (less than 1% of the issued and outstanding shares of Dole) held by Mr. Murdock's sons. The shares held by his sons are included in the totals on page 2 of this Amendment.

There have been no other transactions of the reporting persons in Dole Common Stock effected since the most recent filing on
Schedule 13D (Amendment 18 to this Statement filed August 16,
1999).

CUSIP No. 256605105                              Page 6 of 7

Neither of the persons filing this Statement nor to the best of their knowledge any executive officer or director of Flexi-Van has any right in the next sixty days to acquire, directly or indirectly, any shares of Dole Common Stock, except for Mr. Murdock's right to acquire 258,420 shares and Ms. Roberta Wieman's right to acquire 11,476 shares under Dole employee stock options now exercisable or exercisable within 60 days. Neither of the persons filing this Statement owns or has effected any transaction in Common Stock of Dole during the past 60 days, except as reported above. As a result of the transaction discussed above, Flexi-Van ceased to own any shares of Dole Common Stock as of December 1, 1999. To the best knowledge of the persons filing this report, none of the executive officers or directors of Flexi-Van then owned shares other than as previously reported or had, in the 60-day period prior to December 1, 1999, effected any transactions in the Common Stock of Dole.

Information concerning Ms. Roberta Wieman and her other holdings of Dole Common Stock is included in Schedule A to Amendment 15 to this Statement.

Mr. Murdock makes all investment decisions and directs the voting of proxies relating to the shares of Common Stock of Dole held by the Murdock Trust. In view of the investment and voting power vested in him, the nature of the Murdock Trust, and his interest in it, Mr. Murdock is deemed the sole direct beneficial owner of all shares held by the Murdock Trust for purposes of Section 13(d) of the 1934 Act.

Item 6.   Contracts, Arrangements, Understandings of
          Relationships with Respect to Securities of the Issuer

As described in Item 3 above, Mr. Murdock, the Murdock Trust, Flexi-Van and other entities controlled by Mr. Murdock maintain revolving lines of credit in connection with their various business activities and investments, under which borrowings and security (which includes the shares of the Common Stock of Dole reported herein) vary from time to time.

Item 7.   Material to be Filed as Exhibits.

The Schedule 13D and 18 amendments previously filed included
Exhibits 1 through 11.

Exhibit 12.  Letter dated December 1, 1999 from Flexi-Van to Mr.
             Murdock regarding terms of sale of the 1,240,310 shares to the Murdock Trust, and a copy of its demand promissory note of the same date.

CUSIP No. 256605105                              Page 7 of 7

                            SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the statement is true, complete and correct.

Dated this 21st day of December 1999.



/s/ David H. Murdock
-----------------------------------------
David H. Murdock, as an individual and as
Trustee of the David H. Murdock Living Trust,
dated May 28, 1986, as amended




FLEXI-VAN LEASING, INC.



By:  /s/ David H. Murdock
     ----------------------------------------------
     David H. Murdock, as Chairman of the Board and
     Chief Executive Officer of Flexi-Van Leasing, Inc.